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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8- 42236

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dominion Financial Securities Company

OFFICIAL USE ONLY
26010
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Travis, Suite 1210
(No. and Street)

Houston (City) Texas (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel E. LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallingford, McDonald Fox & Co., P.C.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1212 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/13

OATH OR AFFIRMATION

I, Daniel E. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dominion Financial Securities Company, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Daniel E. LeGaye FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See schedule II
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See schedule II
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDONALD, FOX & LUND, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 • Houston, Texas 77046-2495
713-850-8787 • Fax 713-850-1673
www.mcdonaldfox.com

To the Board of Directors and
Stockholder of Dominion Financial Securities Company

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Dominion Financial Securities Company (a Delaware corporation) as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dominion Financial Securities Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDonald Fox & Lund P.C.

Houston, Texas
February 7, 2003

DOMINION FINANCIAL SECURITIES COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
Cash	$	7,129
Investment - NASD warrants		3,300
	$	10,429
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	$	1
Additional paid in capital		12,018
Accumulated deficit		(1,590)
Total stockholder's equity	$	10,429

The Notes to Financial Statements are an integral part of this statement.

DOMINION FINANCIAL SECURITIES COMPANY
STATEMENT OF INCOME
For the Year Ended December 31, 2002

REVENUES:		
Other income	$	100
EXPENSES:		
Bank fee		-0-
Income before taxes		100
Provision for income taxes		-0-
Net income	$	100

The Notes to Financial Statements are an integral part of this statement.

DOMINION FINANCIAL SECURITIES COMPANY

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2002

	Common stock	Additional paid in capital	Accumulated deficit	Total Shareholders' Equity
December 31, 2001	$ 1	$ 12,018	$ (1,690)	$ 10,329
Net income for the year	-	-	100	100
Capital contribution	-	-	-	-
December 31, 2002	$ 1	$ 12,018	$ (1,590)	$ 10,429

The notes to Financial Statements are an integral part of this statement.

DOMINION FINANCIAL SECURITIES COMPANY
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 100
Net cash provided by operating activities	100
CASH AT BEGINNING OF YEAR	7,029
CASH AT END OF YEAR	$ 7,129
SUPPLEMENTAL CASH FLOW INFORMATION:	
Income taxes paid	$ -
Interest paid	$ -

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Operations

Dominion Financial Securities Company (the Company) was incorporated in Delaware on January 24,1990. The Company is a wholly-owned subsidiary of Dominion Financial Partners, L.L.C.

Effective February 14, 1996, the National Association of Securities Dealers, Inc., granted the Company's request to reduce its minimum net capital requirement from $50,000 to $5,000, the effect of which is to limit the Company's operations to the distribution of private placements of debt and equity securities to institutional and other accredited investors.

Note 2. Significant Accounting Policies

Revenues:

Revenues for private placements and mergers and acquisitions are recognized based on the nature of the engagement. Revenues for financial advisory fees are recognized over the term of the related engagement, while success fees are recognized upon consummation of a transaction. Revenues for fairness opinions are recognized as the service is provided.

Disclosure of Accounting Policy:

For purposes of the statement of cash flows, the Company considers demand deposits in banks and short-term investments with a maturity of three months or less as cash and cash equivalents.

Note 2. Significant Accounting Policies (continued)

Income Taxes:

The Company provides for income taxes using the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. At December 31, 2002, there are no significant differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. For federal income tax purposes, the net operating loss carryforward at December 31, 2002, totals $6,106. The deferred tax assets relating to the net operating loss carryforward totals $915. The valuation allowance relating to this deferred tax asset totals $(915) at December 31, 2002. Additionally, there are no significant reconciling items between income tax expense reported for financial reporting purposes and the tax calculated at the graduated statutory rate.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Investments

Investments at December 31, 2002 consists of warrants to purchase NASD, Inc. stock. The warrants were purchased in April 2000 and are recorded at cost which the Company believes approximates market value. The investment is classified as available for sale. There are no realized or unrealized gains or losses on investments in 2002.

Note 4. Net Capital Requirements

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital exceeds 15 to 1. At December 31, 2002, the Company had no debt. The Company's net capital of $7,129 exceeds the minimum net capital required of $5,000. The Company operates pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1.

NOTES TO FINANCIAL STATEMENTS

Note 5. Related-Party Transactions

The Company maintains its offices in the same physical facilities as those of the stockholder. The stockholder has paid director's compensation, regulatory filing fees and general and administrative expenses on behalf of the Company and has supplied office space, supplies and administrative support for the benefit of the Company. There were no expenses billed or reimbursed in 2002. Future expenses incurred by the stockholder on behalf of the Company may be billed to the Company at its discretion.

Note 6. Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2002, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

Note 7. Possession or Control Requirements Under Rule 15c3-3

The firm does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary. The Company operates pursuant to the exemptive provisions of paragraph k(2)(i) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER DOMINION FINANCIAL SECURITIES COMPANY as of DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition					10,429	3480
2.	Deduct ownership equity not allowable for Net Capital					( )	3490
3.	Total ownership equity qualified for Net Capital					10,429	3500
4.	Add:						
	A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital				-	3520
	B.	Other (deductions) or allowable credits (List)				-	3525
5.	Total capital and allowable subordinated liabilities					10,429	3530
6.	Deductions and/or charges:						
	A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 3,300 (1)	3540			
	B.	Secured demand note deficiency	-	3590			
	C.	Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600			
	D.	Other deductions and/or charges	-	3610		(3,300)	3620
7.	Other additions and/or allowable credits (List)					-	3630
8.	Net capital before daircuts on securities positions					7,129	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):						
	A.	Contractual securities commitments	$ -	3660			
	B.	Subordinated securities borrowings	-	3670			
	C.	Trading and investment securities:					
		1. Exempted secutiries	-	3735			
		2. Debt securities	-	3733			
		3. Options	-	3730			
		4. Other secutiries	-	3734			
	D.	Undue Concentration	-	3650			
	E.	Other (List)	-	3736		(-)	3740
10.	Net Capital				$(2)	7,129	3750

(1) INVESTMENT NASD WARRANTS.

(2) AGREES WITH AMOUNT COMPUTED BY THE COMPANY.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER DOMINION FINANCIAL SECURITIES COMPANY as of DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)				$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requrement of subsidiaries computed in accordance with Note (A)				$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)				$	5,000	3760
14. Excess net capital (line 10 less 13)				$	2,129	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)				$	2,129	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition				$	-0-	3790
17. Add:						
A. Frafts for immediate credit	$	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	-	3810			
C. Other unrecorded smounts (List)	$	-	3820	$	-	3830
19. Total aggregate indebtedness				$	-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)				%	-	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALE DOMINION FINANCIAL SECURITIES COMPANY AS OF DECEMBER 31, 2002

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k)	(1)---$2,500 capital category as per Rule 15c3-1			4550
B. (k)	(2)(A)---"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k)	(2)(B)---All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k)	(3)---Exempted by order of the Commission			4580

Note: In the opinion of the management of Dominion Financial Securities Company, conditions of the Company's exemtion from Rule 15c3-3 were compiled with through the year ended December 31, 2002.

McDONALD, FOX & LUND, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 · Houston, Texas 77046-2495
713-850-8787 · Fax 713-850-1673
www.mcdonaldfox.com

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors and
Stockholder of Dominion Financial Securities Company

In planning and performing our audit of the financial statements of Dominion Financial Securities Company (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Houston, Texas
February 7, 2003